Exhibit 4.28
CMBJ-2008-00006320-SW-00000645
Cooperative Agreement on Voice Magazine Service
Contract No.:

Party A : China Mobile Group Beijing Co., Ltd.	Party B : Shanghai Weilan Computer Co., Ltd.

Add: 7 Dongzhimen South Street, Dongcheng District, Beijing	Add: 12/F, Cross Tower, 318 Fuzhou Road, Huangpu District, Shanghai

Zip Code: 100007	Zip Code: 200001

Tel.: 010-65546699	Tel.: 021-33184900

Fax: 010-65541330	Fax: 021-63611550

Bank of deposits: Chang’an Subbranch, Beijing Branch, ICBC	Bank of deposits: the People’s square Subbranch, Shanghai Branch, ICBC

A/C: 054018-32	A/C: 1001205809006811170
Whereas:
China Mobile Beijing Co., Ltd. (hereinafter referred to as “Party A”) , a mobile communication network operator, offers open and paid communication channel to application providers;
Shanghai Weilan Computer Co., Ltd. (hereinafter referred to as “Party B”), a communication value-added business provider approved by telecommunication authorities, offers Voice value-added service to CMCC users through the channel of Party A.
On the principle of equal cooperation, mutual benefit and common development, both parties have, through sufficient negotiation, agreed on the following agreement terms on Voice Magazine service with a view to offering to better application service to users:
1. Basic description of cooperative business
(1). Basic conditions for cooperation
1) Party B shall be qualified for operating information service business and shall provide Voice Magazine service and a comprehensive after-sales service system as required by applicable laws and regulations such as Operation License of the People’s Republic of China for Value Added Voice Service and Management Measures on Operation License for Telecommunication Business. The content of information consultancy provided by Party B and the source of such information shall conform to state laws and may not infringe the legitimate interests of others.
2) Party B shall provide Party A with detailed written description on services.3) Party B shall, at the initial stage of business operation, offer various information and application services to nationwide users of China Mobile. Party B will offer Voice Magazine to nationwide users of China Mobile (hereinafter referred to as “customer”) through the SMS and voice channel of Party A.

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2. Rights and obligations of Party A
(1). As a operator of communication channel for value added voice service, Party A shall exercise relevant rights and perform relevant obligations according to Management Method on Monternet SP Cooperation.
(2). Party A allows Party B to gain access to the network of Party A for the purpose of providing users with voice value-added service. Party A has the right to adjust voice traffic in good time based on network capacity. If such adjustment will affect the business of Party B, Party A shall inform Party B in advance.
(3). Party A shall provide Party B with the Voice Magazine access number of 1259089 and corresponding network interface. Party A shall ensure stability of usage of the above number. The service life of such number is as long as the term of validity of the agreement. In case Party A needs to recover this number ahead of schedule, it shall inform Party B in written one month ahead and terminate the use of such number after 3 months upon receipt of a written confirmation from Party B. In case the access number needs to be recovered or adjusted for reasons attributable to the government, such access number shall be terminated or adjusted at the termination or adjustment date as advised by Party A.
(4). Party A shall be responsible for developing and operating GSM mobile communication system and ensure stable and smooth information transmission. In case communication is blocked, Party A shall promptly shoot the troubles upon receipt of notice from Party B to avoid any impact on the business of Party B.
(5). Party A shall allow Party B to have access to relevant technical protocol standard and interface standard of its network. Party A shall Provide Party B with necessary technical documents for performance of this agreement by both parties and shall promptly shoot relevant troubles for Party B in terms of communication.
(6). Party A shall prepare necessary software and hardware system for the network of Party A and shall bear relevant operation expenses.
(7). Party A shall, if necessary, modify its own billing system at its own cost.
(8). Party A shall provide Party B with billing and charge service. Party A has the right to inspect the service of Party B to ensure the accuracy of billing information and shall promptly transmit the billing list of users to Party B. Party A shall provide customers with clear information fee receipts and provide the information fee bills of users at the request of users.
(9). Party A shall, after the end of each pay period, provide Party B with relevant data on users who haven’t paid information fee so that Party B can take appropriate measures against such users.
(10). Party A shall manage party B’s form and content of service and means of promotion and formulate relevant management measures and rules.
(11). In case of any form and content of service and means of promotion contrary to rules, Party A has the right to penalize Party B by reference to Management Method on Monternet SP Cooperation.
3. Rights and obligations of Party B
(1). Party B shall be responsible for development and maintenance of its own software and hardware, including but not limited to all the hardware equipment, system adjustment and test, opening, system maintenance, daily business management and market exploration involved in this project.
(2). Party B shall provide users of China Mobile with various contents and application service as agreed. Party B shall ensure legal, timely and reliable information sources. Party B shall undertake that it has legal qualification and authority for the provision of services under this agreement and that the information provided by it conforms to applicable state policies, laws and regulations and decrees and doesn’t infringe the legitimate interests of others. Party B shall accept any consequence from content of information or the way of its provision.

CMBJ-2008-00006320-SW-00000645
(3). Form of service provided by Party B shall conform to relevant rules of Party A on voice service.
(4). Party B may only use the access number provided by Party A for services as permitted by this agreement. Without written consent of Party A, Party B can not adjust such number or provide other service beyond the scope as specified in this agreement.
(5). Content of services provided by Party B shall conform to the Content Management Instrumentation of Party A.
(6). The promotion of Party B shall conform to the Advertisement Law, Law on the Protection of Consumer Rights and Interests and relevant laws and regulations and may not be contrary to any management measures and rules of Party A.
(7). In case of any form and content of service and means of promotion contrary to rules, Party B shall bear relevant liabilities according to rules of Party A.
(8). Party B shall be capable of taking necessary actions to effectively control the users that default the payment of information service fee. Party B shall not send any information to any user defaulting payment of information fee, or allow any user defaulting payment of information fee to order any information for any other users. If Party B sends information to such defaulting users or allow them to use service thereof while knowing such default, Party A may request Party B to compensate the financial loss incurred from such default of payment by users and terminate this Agreement.
(9). Party B shall be subject to any adjustment and arrangement for the purpose of ensuring normal and stable voice service in emergency situations and both parties shall settle any dispute in consequence thereof through negotiation.
(10). Party B may not send through the communication channel provided by Party A to customers any advertisement or other information without approval by Party A .Party B may not provide, through the channel provided by Party A, any agency fee collection service or other services without permission from Party A.
(11). Party B shall pay the transmission cost for interconnecting its equipments with Party A.
(12). During the term of validity of this agreement, Party B is obliged to, upon request of Party A, provide Party A with report on development, classification and usual practice of customers and forecasts for business prospective. Party A shall hold such data in confidence pursuant to the provisions as contained in Article 10.
(13). Party B may not conduct any business publicity and promotion activities unless it has submitted relevant report to Party A ahead of schedule and obtained its consent.
(14). Party B shall fully indemnify Party A for its losses for reasons attributable to Party B.
(15). Party B shall ensure the accuracy of its information in SIMS system, including but not limited to: company name, address, tax ID, value-added certificate No. and contact person. Party B’s information shall be updated immediately in case of any change. Party B shall bear any liability for loss due to failure to update the information immediately.
(16). Party B shall ensure that it will log in the SIMS system every day to view various notice and announcement published by Party A and take appropriate measure in good time. Party B shall bear any liability for loss due to failure to view the information published in the .SIMS system.

CMBJ-2008-00006320-SW-00000645
4. Responsibilities and rights allocation
(1). Party B shall be liable for any user dispute in terms of the content of information and service. Party A shall be liable for any user dispute arising from its network. In case of user dispute due to blocked transmission between both parties, the parties hereto shall ascertain the causes and require the liability party to settle such dispute; and in case of user dispute due to blocked transmission caused by any third party, the parties hereto shall settle such dispute through negotiation.
(2). The content provided by Party B may not go beyond the range as described in the Management Method for Voice Magazine Service; otherwise, Party A has the right to terminate this agreement and Party B shall bear the default liabilities. Party A has the right to supervise the provision of service by Party B and Party B shall coordinate Party A in its work to avoid any negative impact of party B’s service on normal services of Party A. In case Party A’s normal services are negatively affected by Party B for provision of service contrary to provisions as contained in this agreement, Party A has the right to terminate this agreement and Party B shall bear the default liabilities.
(3). Without written consent of Party A, Party B may not add or reduce contents of services or change their prices. Party B shall, one month ahead of time, submit to Party A a formal application in written form if it needs to add or reduce or change the price of some of its services involved in cooperation under this contract Party A shall advise Party B to change the price of some of its services if it consents thereto; if a written consent from Party A is obtained, Party B shall test additional service and submit test report to Party A at regular intervals. Additional service may not be promoted in the market unless Party A determines through examination that it is mature.
5. Benefits of both parties
(1) Party A shall charge its mobile users at the following rate for their access to the Voice Magazine service as agreed in this agreement:
1). Fee rate for users as a calling party when using the service within the province where they reside in
Busy hour: RMB0.3 Yuan /minute
Idle hour: RMB0.3 Yuan /minute
Idle hour: 23:00-7:00, subject to postponement of two hours due to time difference in case of Xinjiang and Tibet Autonomous Region.
2). When users use this service in a roaming province as the calling party, the rate shall be RMB 0.5 Yuan /min.
3). When the users use this service as the called party, the rate of the phone fee currently in force shall apply.
4). Users during outbound or inbound international roaming have no access to Voice Magazine service.
5). One-minute communication fee will be charged for any use of said service less than one minute.
(2). The information service fee incurred during the user uses any service under this agreement shall be priced by Party B according to applicable rules of Party A. Party B shall report such charging rates to competent price authorities.
(3). Party A shall provide Party B with information service fee billing and collection service. All the information service fees incurred for the use of Voice Magazine service by users across the country, as recorded in the monthly accounts, shall be the information service fees receivable. Party A shall pay 70% of such information service fees receivable to Party B, with the remaining 30% payable by Party B to Party A as the billing and collection service fee.

CMBJ-2008-00006320-SW-00000645
6. Settlement method
(1). Settlement Point: To be set as required by Party A.
(2). Settlement method:
Equipment of Party B are interconnected via optical fibers with the mobile data network of Party A and the billing information provided by Party A shall be final. Details are as follows:
1). The billing period shall commence on 00:00 of the first day of each month and end at 24:00 of the last day of the same month. The settlement period shall be from the 15th day to the last day of each month. The fees incurred from the first day to the last day of a month shall be settled in the immediate next month. After expiration of each normal billing period, Party A shall calculate the information fee receivable of Party B for current month, based on which the settlement shall be made between the Parties.
2). The billing system of Party A settles the total amount of the Voice Magazine information fee of current month, and Party A shall pay Party B 70% of such total amount of the information fee and request the service sector invoice.
3). The Parties hereto shall strictly follow requirements on the method and period of settlement during settlement and payment. In case Party A fails to pay the settlement amount within the specified timeframe, it shall pay to Party B a penalty equal to 1‰ of the amount payable for each day of delay, unless the delay in payment is caused by the delay of invoice.
(3). Whether there is any objection on the bill of the previous month, Party B shall issue the invoice to Party A before the 18th day (the date when the invoice is delivered to the place designated by Party A) each month, and Party A shall pay Party B the invoice amount checking with that on the bill by the end of the same month after receiving the lawful invoice issued by Party B. That is to say, whether the reconciliation is completed in due course, settlement shall be made based on the amount indicated on the reconciliation statement, and any deficiency or excess thereof determined in reconciliation shall be paid or refunded in the next period or later.
7. Customer service
To ensure normal use of voice magazine service by customers, the Parties hereto shall maintain a long-term, stable, convenient and effective customer service system Details are as follows:
(1). Party B shall ensure that all customers fully understand the price, content and the way of providing service before using the voice magazine service and it will not offer services to customers until a confirmation from customer for the acceptance of such service is obtained.
(2). Any voice magazine SMS and voice service received by the user must be the information proactively demanded or subscribed by the user. The information ordered by other customer for such customer shall be for the account of the ordering customer.
(3). Party B shall ensure the appropriateness and legality of the information content when providing voice magazine service to users, and Party A shall be entitled to monitor and manage the voice magazine content provided by Party B.
(4). Party B may not increase customers’ consumption by extending the waiting time of customers or inducing customers to participate through false publicity of minimum bonus.
(5). Any default behavior of Party B will be dealt with Party A in accordance with Management Method on Monternet SP Cooperation and applicable provisions contained in this agreement.
(6). The customer service center 10086 of Party A and its main business outlets shall be responsible for dealing with customer consultation and complaints about the voice magazine service, and forward any problem with information content and service to the customer service center of Party B. Party B shall assign full time persons to deal with customer complaints and ensure that any such customer complaint will be solved within three days upon receipt thereof.
(7). Party A shall be responsible for dealing with the customer consultation and complaints arising from problems with the communication network.

CMBJ-2008-00006320-SW-00000645
(8). In case of customer complaints for reasons attributable to Party B, Party B is liable to coordinate Party A in solving such complaints and provide relevant system data and supporting document. Party B shall indemnify customers in strictly conformity with the provisions as contained in the management measures of Party A.
(9). Party B shall open a 24-hour service hotline and disclose the number to customers through its website or external promotional materials.
8. Confidentiality
(1). “Proprietary Information” means the information a Party receives from the other party during cooperation. Such information is developed, created or discovered by or transferred to the disclosing Party and is valuable to the disclosing Party. The Proprietary Information includes but is not limited to business secrete, intellectual property and technical secret as well as the technical parameters, standards and documents offered to Party B by Party A according to this agreement.
(2). The Parties hereto shall keep confidential their own and the other Party’s Proprietary Information such as intellectual property and business secret Any Party shall keep confidential any Proprietary Information of the other Party and not disclose to third parties any Proprietary Information involving technical or business secret of the other Party without written consent of the other Party.
(3). The Parties hereto shall keep confidential this cooperation and the content hereof. Without prior written consent of the other Party, no Party shall disclose to any third party this cooperation and the content of this Agreement between the Parties.
(4). The confidentiality clause hereof shall not terminate due to the termination of this agreement and shall remain effectively permanently.
9. Default liabilities
Any Party failing to perform any provision hereunder shall be deemed in breach of this Agreement. Any Party receiving a detailed written notice of such breach from the other Party shall, if such breach is confirmed, correct such breach and notify the other Party in writing within 20 days upon receipt of such notice. If the alleged breach does not exist, the notified Party shall provide a written objection or explanation to the other Party within twenty days. In such case, the Parties may settle such issue through negotiation and, if such negotiation fails, such issue shall be solved in accordance with the dispute resolution provision hereunder. The breaching Party shall bear any and all the financial losses incurred to the innocent Party due to its breach hereof.
10. Exemption
Where the Parties or a Party cannot perform obligations hereunder in part or in whole due to any force majeure event, none of the Parties shall be held liable for breach hereof, provided that the affected Parties or Party shall provide a notice to the other Party within fifteen days after occurrence thereof together with relevant supporting documents The affected Party or Parties shall continue to perform this Agreement after the effect of such force majeure event ceases.
11. Dispute Resolution
Any dispute arising from or in connection with performance of this Agreement may be settled through amicable negotiation between the Parties. If such negotiation fails, either Party may refer such dispute to Beijing Arbitration Commission for arbitration in accordance with the arbitration rules thereof. The arbitration award shall be final and binding upon both Parties.

CMBJ-2008-00006320-SW-00000645
12. Term of this Agreement
This Agreement shall become effective on Nov.1st, 2008 and expire on Nov.1st, 2009.This agreement shall be automatically extended for six months if neither of the Parties give a written notice of terminating this Agreement 30 days before expiration hereof. Such extension shall be in periods of 6 months and not limited in its number. A Party having any objection shall notify the other Party thirty days before expiration of this Agreement or the present extension hereof in writing or through SIMS system. The agreement will terminate upon expiration. The parties hereto shall properly deal with rehabilitation work upon the termination of this agreement. This agreement shall remain effective until both parties have performed all their respective obligations under this agreement and all the payment and claims between the parties hereto have been settled.
13. Effectiveness, Change, Termination and Extension of this Agreement
(1). This Agreement shall be in eleven pages and four copies, and become effective upon signature and sealing by duly authorized representatives of the Parties. Party A shall hold three copies and Party B shall hold one copy, each being equally authentic.
(2). The appendix hereto shall constitute an integral part hereof and bear the same legal effect as this Agreement.
(3). During the term of this Agreement, the Parties may change relevant provisions hereof or terminate this Agreement through amicable negotiation. Any Party intended to change or terminate this Agreement shall give a 30-day written notice to the other Party. Any Party terminating this Agreement at its sole discretion shall compensate the other Party for any and all the losses incurred thereto.
(4). During the cooperation period, Party B shall not send to users any irrelevant information, such as ads, through the communication channel provided by Party A. Once detected, any such activity shall result in compensation by Party B for the financial losses incurred to Party A and entitle Party A to terminate this Agreement.
(5). In case of any prosecution by any third party or customer complaints or investigation by government organs due to Party B’s breach of this agreement, party B shall bear all the liabilities and meanwhile, Party A has the right to terminate this agreement.
(6). Any Party directly or indirectly breaching any provision hereof or failing to perform its obligations hereunder, or failing to make timely and full performance of such obligations, shall be deemed to breach this Agreement. The innocent Party shall be entitled to give the breaching Party a written notice requesting the breaching Party to correct such breach and take sufficient, effective and timely actions to eliminate any effect thereof and compensate the innocent Party for any loss incurred from such breach. If the breaching Party fails to correct such breach within ten days upon receiving the said notice, the innocent Party may terminate this Agreement at its sole discretion by giving a notice through the SIMS system (it shall be deemed as being served when a notice is sent through the SIMS system) or in writing form and hold the breaching Party liable for breach hereof.

China Mobile Group Beijing Co., Ltd.	Shanghai Weilan Computer Co., Ltd.

(Seal)	(Seal)

Authorized representative: Li Yao	Authorized representative: Yao Baoxin

CMBJ-2008-00006320-SW-00000645
Attachment: Agreement on Anti-corruption
This agreement is hereby formulated with a view to maintaining fair competition order in business activities and ensuring that both parties are honest, incorrupt and effective in doing business with each other to achieve win-win.
1. During cooperation, both parties shall observe state laws and regulations on their own initiative and do businesses in accordance with the Law of the Peoples Republic of China against Unfair Competition, Law of the People’s Republic of China on Tenders and Bids, Interim Rules on Prohibition of Commercial Bribery.
2. The determination of qualification for invitation for bid, tendering, bid opening and bid evaluation shall be fair, impartial and open and no black-box operation is allowed. The supervisory department of Party A or its authorized officers shall supervise the bidding and tendering projects according to applicable rules. In case any complaint or report concerning bidding and tendering is made against Party B, the supervisory department shall perform serious investigation, impartially deal with it and give a reply in good time.
3. The staff member of both parties and their families shall not: receive cash, valuables and securities given by the other party, request the other party to fund or receive fund from it for construction and betterment of their houses, marriage or funeral or going abroad, recommend relatives and friends to engage in businesses concerning the cooperation between both parties, receive kickback, participate in any high-grade entertainment, banquet, gymnastic or tourism activities which affect the impartial performance of the line of duty or reimburse any expense for the account of individuals.
4. The staff member concerned of both parties shall not, for personal advantage, negotiate privately or make secret agreement on material supply, change of quantity and settlement of material quality issues.
5. Without explicit consent of Party A or in breach of applicable rules, the engineering project undertaken (including engineering, maintenance, supervision, design and system integration etc.) may not be subcontracted.
6. Both parties shall not: do anything that is contrary to business ethics, disturbs normal competitive order or harm the images of both parties, surround or forge bidding, disclose secrets of both parties, exclude fair competition of other operators, employ trickery or maliciously overestimate in budget &settlement, bidding and tendering and commercial quotation.
7. In case of any behavior contrary to above terms or other business ethics and marketing rules, the cooperation in this or similar project will be terminated depending on the seriousness of the case.
8. The parties are obliged to report to the supervisory or relevant department of the other party any behavior of bribery or seeking bribe, graft, abuse of rights or serious dereliction of duty of staff members of the other party.
9. This agreement constitutes an integral part of the main contract and shall be affixed a seal on the perforation.

Method for reporting to the supervisory department of Party A:	Method for reporting to Party B:

Tel: 65546699-82576	Tel: 021-63506121

Email: jubao@bj.chinamobile.com	Email: whistleblower@linktone.com